1021 Main (One City Centre)

Suite 2626

Houston, Texas 77002

Tel 713-351.3000 Fax 713.351.3300

www.energyxxi.com

March 3, 2014

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Energy XXI (Bermuda) Limited

Form 10-K for Fiscal Year Ended June 30, 2013

Filed August 21, 2013

Form 10-Q for Fiscal Quarter Ended December 31, 2013

Filed February 7, 2014

File No. 001-33628

Ladies and Gentlemen:

Set forth below are the responses of Energy XXI (Bermuda) Limited (the “Company”, “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 25, 2014, with respect to the Company’s Form 10-Q for Fiscal Quarter Ended December 31, 2013, File No. 001-33628, filed with the Commission on February 7, 2014 (the “Quarterly Report”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Quarterly Report unless otherwise specified.

Form 10-Q for Fiscal Quarter Ended December 31, 2013

Notes to Consolidated Financial Statements

Note 6 – Long-Term Debt, page F-14

1.	Disclosure in your filing indicates that you allocated the proceeds from the issuance of $400 million of senior convertible notes in November 2013 between the debt component and the convertible equity component. Please provide us with your analysis of the guidance per FASB ASC 470-20 and FASB ASC 815-40 along with references to the relevant terms of the indenture governing these notes. As part of your response, please specifically address any accounting impact associated with “fundamental change transactions,” as identified on page 18 of your quarterly report.

RESPONSE: We acknowledge the Staff’s comment to provide our analysis of the guidance per FASB ASC 470-20 and FASB ASC 815-40 related to our issuance of $400 million of 3% Senior Convertible Notes in November 2013.

Securities and Exchange Commission

March 3, 2014

Transaction Details

On November 18, 2013, the Company sold $400 million of 3% Senior Convertible Notes due in December 2018 (the “Notes”). The Company incurred $7.6 million of underwriting and direct offering costs associated with the transaction, which were capitalized and will be amortized over the life of the instrument. Based on our analysis of the instrument, the accounting treatment for transaction was based on utilizing the “liability first” method, whereby a portion of the initial proceeds would be allocated to the carrying amount of the debt component equal to its fair value and the remainder would be allocated to the equity component. The amount recorded as debt was $336.6 million and the amount allocated to equity was $63.4 million. The original issue discount will be amortized as interest expense over the life of the Notes.

The amount allocated to debt was calculated based on the development of a synthetic market yield of 6.75% for a similar instrument, excluding the conversion feature. To develop the synthetic rate, the Company’s yield of its 2021 notes, callable in December 2019, was determined to be 6.52%. This series was used due to the proximity of the maturities (December 2019 for the 2021 notes versus December 2018 for the new notes). An adjustment was made by backing out 179 bps for the 6 year swap rate and adding back 143 bps for the 5 year swap, thus arriving at a comparable 5 year straight debt rate of 6.16%. A 75 bps spread was added to the straight debt rate to compensate for holding company issuance, thus arriving at a 6.9% yield. In addition, the implied credit from the convertible at pricing was analyzed arriving at LIBOR+517. A 5 year swap rate of 143 bps plus our credit spread arrives at a straight debt rate of 6.6%. The midpoint of the two results (6.9% and 6.6%) was triangulated thus arriving at our synthetic 6.75% rate.

Relevant Indenture Terms

From our analysis of the Indenture, dated November 22, 2013 (the “Indenture”), the following were considered the more relevant terms requiring further evaluation:

1.	The Notes will mature on December 15, 2018, unless earlier converted or repurchased.

2.	The Notes are senior unsecured obligations and rank equal in right of payment with all of our existing and future senior unsecured indebtedness. The Notes are effectively subordinated to our secured indebtedness to the extent of the value of the related collateral and structurally subordinated to indebtedness and other liabilities of our subsidiaries.

Securities and Exchange Commission

March 3, 2014

3.	The Notes are convertible by the holder, and subject to the Company’s settlement method of cash or shares, prior to September 15, 2018 based on the following circumstances:

•	prior to September 15, 2018, on any date during any calendar quarter beginning after March 31, 2014 (and only during such calendar quarter) if the closing sale price of our common stock was more than 130% of the then current conversion price for at least 20 trading days in the period of the 30 consecutive trading days ending on the last trading day of the previous calendar quarter;

•	prior to September 15, 2018, if we distribute to all or substantially all holders of our common stock rights, options or warrants entitling them to purchase, for a period of 45 calendar days or less from the declaration date for such distribution, shares of our common stock at a price per share less than the average closing sale price of our common stock for the ten consecutive trading days immediately preceding, but excluding, the declaration date for such distribution;

•	prior to September 15, 2018, if we distribute to all or substantially all holders of our common stock cash, other assets, securities or rights to purchase our securities, which distribution has a per share value exceeding 10% of the closing sale price of our common stock on the trading day immediately preceding the declaration date for such distribution, or if we engage in certain corporate transactions as described herein; or

•	prior to September 15, 2018, during the five consecutive business-day period following any five consecutive trading-day period in which the trading price per $1,000 principal amount of Notes for each trading day during such five trading-day period was less than 98% of the closing sale price of our common stock for each trading day during such five trading-day period multiplied by the then current conversion rate.

4.	The Notes are convertible by the holder, and subject to the Company’s settlement method of cash or shares, at any time on or after September 15, 2018 without regard to the foregoing conditions specified in Item 3 above.

5.	Upon conversion, we will pay or deliver, as the case may be, cash, shares of our common stock or a combination of cash and shares of our common stock, at our election. Upon any conversion, subject to certain exceptions, the holders will not receive any cash payment representing accrued and unpaid interest. Instead, interest will be deemed to be paid by the cash, shares of our common stock or a combination of cash and shares of our common stock paid or delivered, as the case may be, to them upon conversion of a Note.

6.	If we undergo a fundamental change, mainly pertaining to a change in control or liquidation of the company, prior to maturity, the holders will have the right, at their option, to require us to repurchase for cash some or all the Notes at a repurchase price equal to 100% of the principal amount of the Notes being repurchased, plus accrued and unpaid interest (including additional interest, if any) to, but excluding, the fundamental change repurchase date.

Securities and Exchange Commission

March 3, 2014

Analysis of the Transaction

An analysis was undertaken to assess the features of the instrument and the applicable guidance related to convertible debt instruments. The applicable guidance for convertible debt instruments falls, in particular, under FASB ASC Topic 470 and FASB ASC 815. ASC 470-20 generally covers accounting for convertible debt, however, because a conversion option is a derivative, the requirements of ASC 815-15 on bifurcation of embedded derivatives must be considered along with the requirements of ASC 815-40 in accounting for convertible debt because the conversion option is related to the equity of the issuer.

A Traditional Convertible Debt typically has the following characteristics:

1.	A debt security is convertible into the common stock of the issuer or an affiliated enterprise at a fixed price or conversion ratio at the option of the holder.

2.	The security is sold at a price or has a value at issuance not significantly in excess of the face amount.

3.	It bears an interest rate that is lower than the issuer could obtain for nonconvertible debt, because the investor has potential upside from the conversion feature and limited downside.

4.	If converted, the issuer must deliver shares of the reporting entity’s stock (or the stock of a consolidated affiliate) to the investor (i.e., physical settlement).

5.	The initial conversion price of the security is greater than the market value of the common stock at time of issuance (i.e., it is “out of the money”).

6.	The conversion price does not decrease (except pursuant to anti-dilution provisions).

7.	The securities are subordinated to nonconvertible debt. (ASC 470-20-25-10 and ASC 470-25-11 )

Securities and Exchange Commission

March 3, 2014

In Traditional Convertible Debt, the conversion feature is non-detachable, meaning that the security will either be converted into common stock (if converted) or be redeemed for cash. The holder cannot exercise the option to convert unless he foregoes the right to redemption (ASC 470-20-05-4). This limitation is central to the accounting for Traditional Convertible Debt.

Based on the review of the relevant provisions in the indenture which permits us to elect the settlement method upon conversion, be it, cash, shares of common stock or a combination of cash and shares of common stock, and relevant accounting guidance, we believe our instrument exhibits all of the characteristics of Traditional Convertible Debt with a Cash Conversion feature. Accordingly, we accounted for our Notes with a debt and equity component separately in accordance with guidance in ASC 470-20-25-22 through ASC 470-20-25-24 and determined the carrying value of each component per guidance in ASC 470-20-30-27 and ASC 470-20-30-28.

In determining the initial balance sheet classification of the conversion feature, we considered the guidance in FASB ASC 815-40-25-1 and FASB ASC 815-40-25-2. Under ASC 815-40-25-1(b), our analysis determined that contracts that require settlement in shares are classified as equity instruments. Under ASC 815-40-25-2(b), if the contract provides the entity with a choice of net cash settlement or settlement in shares, which our contract does, the subtopic assumes settlement in shares. Hence our assessment in respect to the applicable subtopics was that the cash conversion feature was assumed to be settled in shares and initially classified as equity

Our convertible debt instrument also contains a provision which states that if the Company undergoes a “fundamental change” (as defined in the Indenture), holders may require the Company to repurchase for cash all or any portion of their Notes at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding the fundamental change repurchase date. In accordance with ASC 815-15-25-1, it is necessary to separate an embedded derivative from a debt contract and account for it separately as a derivative, if and only if all of the following criteria are met:

1.	The economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract.

2.	The hybrid instrument is not remeasured at fair value under otherwise applicable generally accepted accounting principles (GAAP) with changes in fair value reported in earnings as they occur.

3.	A separate instrument with the same terms as the embedded derivative would, pursuant to Section 815-10-15: be a derivative instrument subject to the requirements of this Subtopic.

Securities and Exchange Commission

March 3, 2014

Based on our accounting analysis under ASC 815-15-25-42 and ASC 815-15-25-26, we determined that the holder’s redemption (put) option in the event of a fundamental change is considered clearly and closely related to the debt host and since the first criteria is not met, therefore should not be separately accounted for as a derivative. The conclusion that the redemption feature was clearly and closely related to the debt host was based on the following: (1) the amount to be paid to holders upon a change of control is not based upon changes in an index or an underlying other than interest rates or credit risk, but instead are a repayment of principal and accrued interest and (2) the debt was not issued at a substantial discount or premium as the proceeds received at the issuance of the Notes were the equivalent of the face amount of the Notes less the issuance costs. Furthermore, we determined that the guidance under ASC 815-15-25-26 was not applicable as the redemption option is based on both interest and the occurrence or non-occurrence of an event or fundamental change. As such, the settlement feature is considered dual indexed and not based only on an interest rate-related underlying.

In addition, even if the redemption feature upon a fundamental change were not deemed to be clearly and closely related to the debt host, the redemption feature would still not be considered subject to derivative accounting as it qualifies for the scope exclusion in ASC 815-10-15-74 because the redemption feature is both indexed to our stock and also meets the classification as stockholders’ equity. Therefore, the redemption feature does not need to be bifurcated from the debt host and be separately accounted for as a derivative in accordance with ASC 815.

Additionally, we view the contingent cash conversion feature for fundamental change provision in the Indenture to be non-substantive per ASC 470-20-30-30. In accordance with the guidance, an embedded feature that is determined to be non-substantive at the issuance date shall not affect the initial measurement of the liability component. Our analysis initially concluded that the potential of the embedded feature being exercised is remote. A change in control or liquidation is considered an unusual event and even should it occur, there would be no additional value derived by this feature in relation to the overall value of the liability. Hence the potential for the feature to trigger is remote and the feature was deemed not to have any incremental value regardless.

Securities and Exchange Commission

March 3, 2014

Pursuant to your request, in connection with responding to these comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours,

ENERGY XXI (BERMUDA) LIMITED

By:	/s/ David West Griffin
Name:	David West Griffin
Title:	Chief Financial Officer

cc:	Sarah Morgan